UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Alternate Energy Holdings, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                            ------------------------
                                 (CUSIP Number)

           Donald L. Gillispie                             Martha Gillispie
  911 E. Winding Creek Drive, Suite #150                3440 Union Church Road
            Eagle, Idaho 83616                             Thaxton, VA 24174
              (208) 939-9311                                 (540)586-9143
----------------------------------------------   -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 8, 2008
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                     --------------------------
                                                         Page 2 of 5    Pages
                                                     --------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS:
        Donald L. Gillispie
        Martha Gillispie
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                 00

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                            [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------

              Number of         7       SOLE VOTING POWER
               Shares                   Donald L. Gillispie - 13,500,000
            Beneficially                Martha Gillispie - 300,000
              owned by  --------------------------------------------------------
                Each            8       SHARED VOTING POWER
              Reporting                 8,800,000 jointly
               Person   --------------------------------------------------------
                with            9       SOLE DISPOSITIVE POWER
                                        Donald L. Gillispie - 13,500,000
                                        Martha Gillispie - 300,000
--------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER
         8,800,000 jointly
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         (a) Directly: 13,500,000 shares of common stock are held by Donald L. Gillispie individually; 300,000 shares of common stock are held by Martha Gillispie individually; 8,800,000 shares of common stock are held jointly between Donald L. Gillispie and Martha Gillispie

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Donald L. Gillispie - 17.4% Directly
         Martha Gillispie - >1% Directly
         Donald L. Gillispie & Martha Gillispie - 11.4% Jointly
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

                                                     --------------------------
                                                         Page 3 of 5    Pages
                                                     --------------------------

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Alternate Energy Holdings, Inc., a Nevada corporation ("AEHI"). The address of the principal executive offices of AEHI is 911 E. Winding Creek Drive, Suite #150, Eagle, Idaho 83616.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This  statement  on Schedule 13D is being filed on behalf of Donald
L. Gillispie and Martha Gillispie.

         (b) Mr. Gillispie's business address is 911 E. Winding Creek Drive, Suite #150, Eagle, Idaho 83616. Mrs. Gillispie's address is 3440 Union Church Road, Thaxton, Virginia 24174.

         (c)(1) Donald L. Gillispie.  President, CEO, COO and Director of AEHI

A past nuclear utility senior executive and current AEHI Chairman, has served as President and CEO of AEHI since inception. Mr. Gillispie has been the owner of Grace Glens Consulting since 2002, a technical management consulting company, which advises senior utility executives on managing commercial nuclear power companies, and other non-nuclear organizations. Mr. Gillispie helped start up a technical management consulting business, INPO, in Atlanta, GA and a nuclear operating company, NMC, in Hudson, WI which operated six nuclear power plants with 5,000 employees. Mr. Gillispie served as a director for Boston Edison. Mr. Gillispie has a Bachelor of Science in Electrical Engineering from Clemson University and has completed the Senior Executive Program at MIT. In addition, Mr. Gillispie has completed the Navy Nuclear program.

         (c)(2) Martha Gillispie.

Mrs. Gillispie is Donald L. Gillispie's spouse. Mrs. Gillispie worked as an radiological and laboratory technician until the mid 80's. She is now retired and does volunteer work for Christian charities. Also, she is the mother of one adult daughter.

         (d) Mr. and Mrs. Gillispie have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. and Mrs. Gillispie have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. and Mrs. Gillispie are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Gillispie obtained his shares as reimbursement for services as a Founder and as compensation for services as President, Chief Executive Officer, Chief Operating Officer and Director. Mrs. Gillispie received her 300,000 shares as compensation for services during the start-up of Alternate Energy Holdings, Inc.

                                                     --------------------------
                                                        Page 4 of 5    Pages
                                                     --------------------------

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. and Mrs. Gillispie do not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a) The acquisition by any person of additional securities of AEHI, or the disposition of securities of AEHI;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving AEHI or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of AEHI or any of its subsidiaries;

         (d) Any change in the present board of directors or management of AEHI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of AEHI;

         (f)  Any  other  material   change  in  AEHI's  business  or  corporate
structure;

         (g) Changes in AEHI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AEHI by any person;

         (h) Causing a class of securities of AEHI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

         (i) A class of equity securities of AEHI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of AEHI common stock reported below are based on the statement that as of December 3, 2008 there were 77,482,755 shares of AEHI common stock outstanding.

(a) Aggregate number of shares owned              Donald L. Gillispie - 13,500,000 Directly
    (directly and indirectly):                    Martha Gillispie - 300,000 Directly
                                                  Donald L. Gillispie & Martha Gillispie - 8,800,000 Jointly

    Percent of outstanding shares owned:          Donald L. Gillispie - 17.4% Directly
                                                  Martha Gillispie - >1% Directly
                                                  Donald L. Gillispie & Martha Gillispie - 11.4% Jointly

(b) Sole Power of voting for Reporting Persons:   Donald L. Gillispie - 13,500,000 common shares
                                                  Martha Gillispie - 300,000 common shares

    Shared Power of voting for Reporting Persons: 8,800,000 common shares

(c) Transactions in securities in the past 60
    days for Reporting Person:                    None

(d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e) Not Applicable

                                                     --------------------------
                                                          Page 5 of 5    Pages
                                                     --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. and Mrs. Gillispie have no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of AEHI, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 12, 2009


/s/Donald L. Gillispie
_____________________________
Donald L. Gillispie


/s/Martha Gillispie
_____________________________
Martha Gillispie